

October 31, 2012

Via E-mail
Mr. Stephen T. Zarrilli
Senior Vice President and Chief Financial Officer
Safeguard Scientifics, Inc.
435 Devon Park Drive
Building 800
Wayne, PA 19087

      Re: Safeguard Scientifics, Inc.
              Form 10-K for the Year Ended December 31, 2011
              Filed March 2, 2012
              File No. 1-05620

Dear Mr. Zarrilli:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jonathan Wiggins

                    Jonathan Wiggins
                    Staff Accountant